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08031577

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Lee 404-813-5494

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SunTrust Investment Services, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Schedule i – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Reconciliation of audited financials to the unaudited Form X17A-5 Part II A

Net capital - unaudited		**$**	**73,642,159**
Audit adjustments			
2007 compensation accrual with tax effect - timing difference	**(4,024,934)**		
Tax asset reclassified to other assets from liabilities	**(1,139,330)**		
Effective tax rate change	**(1,994)**		
Total audit adjustments			**(5,166,258)**
Net capital - audited		**$**	**68,475,901**

END